UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2013

Commission File Number: 001-34989

iSoftStone Holdings Limited

International Software Plaza

Building 9 Zhongguancun Software Park

No. 8 West Dongbeiwang Road, Haidian District

Beijing 100193, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82- N/A

iSoftStone Holdings Limited

Form 6-K

TABLE OF CONTENTS

Page
Signature	3

Exhibit 99.1 — Press Release dated March 8, 2013	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

iSoftStone Holdings Limited

By:	/s/ Xiaosong Zhang
Name:	Xiaosong Zhang
Title:	Chief Financial Officer

Date: March 11, 2013

Exhibit 99.1

iSoftStone Holdings Limited

International Software Plaza, Building 9 Zhongguancun Software Park

8 West Dongbeiwang Road, Haidian District, Beijing 100193, China, telephone +86 (0) 10 5874 9000

iSoftStone Reports Higher Revenue and Net Income for the year 2012

BEIJING, China, March 8, 2013 /PRNewswire-FirstCall/ — iSoftStone Holdings Limited (“iSoftStone” or “the Company,” NYSE: ISS), a leading China-based IT services provider, today reported its unaudited financial and operating results for the fourth quarter and year ended December 31, 2012.

Fourth quarter 2012 results

•	Net revenues increased 21.4% to $104.2 million in the fourth quarter 2012 from $85.8 million in the fourth quarter 2011.

•	Gross profit increased 21.0% to $36.9 million in the fourth quarter 2012 from $30.5 million in the fourth quarter 2011.

•	Net income in the fourth quarter 2012 increased 235.1% to $7.7 million from $2.3 million in the fourth quarter 2011.

•	Non-GAAP net income (note 1) was $11.2 million both in the fourth quarter 2012 and in the fourth quarter 2011.

•	Diluted earnings per American Depositary Share (“ADS”) were $0.13 in the fourth quarter 2012 compared with $0.04 in the fourth quarter 2011. Each ADS represents 10 ordinary shares.

•	Non-GAAP diluted earnings per ADS (note 1) were $0.19 both in the fourth quarter 2012 and in the fourth quarter 2011.

•	Total number of employees increased 16.0% to 14,512 as of December 31, 2012 from 12,510 as of December 31, 2011.

Year 2012 results

•	Net revenues increased 34.5% to $381.1 million in 2012 from $283.4 million in 2011.

•	Gross profit increased 26.7% to $129.6 million in 2012 from $102.3 million in 2011.

•	Net income in 2012 increased 16.2% to $22.1 million from $19.0 million in 2011.

•	Non-GAAP net income (note 1) increased 8.2% to $37.1 million in 2012 from $34.3 million in 2011.

•	Diluted earnings per ADS were $0.38 in 2012 and $0.32 in 2011. Each ADS represents 10 ordinary shares.

•	Non-GAAP diluted earnings per ADS (note 1) were $0.64 in 2012 and $0.57 in 2011.

iSoftStone Holdings Limited

International Software Plaza, Building 9 Zhongguancun Software Park

8 West Dongbeiwang Road, Haidian District, Beijing 100193, China, telephone +86 (0) 10 5874 9000

Mr. T.W. Liu, iSoftStone’s Chairman and Chief Executive Officer, said, “I am very delighted with the solid results we achieved during the fourth quarter and full year of 2012. The quarter met our expectation with stabilized margins and improved operating cash flow.

“Overall, 2012 was a solid year. Despite of the challenges for our business and the industry, we managed to respond effectively, by securing major partnerships such as Huawei JV, optimizing business mix, expanding key verticals, improving operational efficiencies, and boosting capabilities in emerging technologies and domain expertise.

“Going forward, although facing challenges of weakening overseas markets, constant cost pressure, and demand shift in emerging technologies, we will continue to execute our strategy, including expanding our business drivers, focusing on cash flow and margin improvement, and investing in technical competencies and domain expertise to support future growth. With the sound foundation strengthened in 2012, we are confident that our growth momentum will continue, and business quality will further improve in 2013.”

Results of operations for the fourth quarter 2012

Net revenues

Net revenues increased $18.4 million or 21.4% to $104.2 million in the fourth quarter 2012 from $85.8 million in the fourth quarter 2011, mainly due to strong demand for IT services from clients in Greater China, partially offset by decreased demand from some global clients, especially clients in Japan and United States.

Net revenues by service line

We derive net revenues by providing an integrated suite of IT services and solutions, including (a) IT services, which primarily includes application development and maintenance, or ADM, as well as R&D services and infrastructure and software services, (b) Consulting & Solutions, and (c) Business Process Outsourcing, or BPO, services. The following table shows our net revenues by service line.

US$ in thousands, except %	2011Q4%		2012Q4%
IT services
ADM	30,238	35.2%	34,589	33.2%
R&D	23,951	27.9%	25,097	24.1%
Infrastructure and software	3,436	4.0%	3,104	3.0%

IT services, total	57,625	67.1%	62,790	60.3%
Consulting & Solutions	24,863	29.0%	37,886	36.3%
BPO services	3,350	3.9%	3,543	3.4%

Total net revenues	85,838	100.0%	104,219	100.0%

iSoftStone Holdings Limited

International Software Plaza, Building 9 Zhongguancun Software Park

8 West Dongbeiwang Road, Haidian District, Beijing 100193, China, telephone +86 (0) 10 5874 9000

Net revenues from IT services increased $5.2 million or 9.0% to $62.8 million in the fourth quarter 2012 from $57.6 million in the fourth quarter 2011. Net revenues from Consulting & Solutions increased $13.0 million or 52.4% to $37.9 million in the fourth quarter 2012 from $24.9 million in the fourth quarter 2011.The quarter over quarter growth was mainly contributed by wins of three new public sector consulting and solution projects and an increase in revenues from business intelligence projects for a China domestic bank. We expect that these types of consulting and solutions businesses will continue to be one of our growth drivers in the future. Net revenues from BPO services increased 5.8% to $3.5 million in the fourth quarter 2012 from $3.4 million in the fourth quarter 2011.

Net revenues by geographic markets

We classify our net revenues by the following geographic markets: Greater China (which includes China, Taiwan, Hong Kong, and Macau) and Global (which includes the United States, Europe, Japan, and others), based on the headquarters locations of our clients. The following table shows our net revenues by geographic markets.

US$ in thousands, except %	2011Q4%		2012Q4%
Greater China	52,394	61.0%	72,418	69.5%
Global:
United States	21,107	24.6%	19,998	19.2%
Europe	5,665	6.6%	5,562	5.3%
Japan	6,417	7.5%	5,297	5.1%
Others	255	0.3%	944	0.9%

Global total	33,444	39.0%	31,801	30.5%

Total net revenues	85,838	100.0%	104,219	100.0%

In the fourth quarter 2012, net revenues in Greater China continued to grow more than the net revenues in the Global market, especially with Japan and United States experiencing weaker macro-economic conditions than in Greater China. Our net revenues from Greater China clients increased $20.0 million or 38.2% to $72.4 million in the fourth quarter 2012 from $52.4 million in the fourth quarter 2011. Net revenues from U.S. clients decreased $1.1 million or 5.3% to $20.0 million in the fourth quarter 2012 from $21.1 million in the fourth quarter 2011 mainly due to reduced demand from one major client in the U.S. market. Net revenues from European clients decreased 1.8% to $5.6 million in the fourth quarter 2012 from $5.7 million in the fourth quarter 2011. Net revenues from Japanese clients decreased $1.1 million, year over year, due to reduced demand from Japan clients.

Net revenues by client industry

We focus on serving clients in four target industry verticals, each with large and growing demand for IT services and solutions: technology; communications; banking, financial services and insurance, or BFSI; and energy, transportation and public sector. The following table shows our net revenues by client industry.

US$ in thousands, except %	2011Q4%		2012Q4%
Technology	26,300	30.6%	25,685	24.7%
Communications	31,443	36.6%	37,201	35.7%
BFSI	17,914	20.9%	22,240	21.3%
Energy, transportation, and public	5,863	6.8%	12,629	12.1%
Others	4,318	5.1%	6,464	6.2%

Total net revenues	85,838	100.0%	104,219	100.0%

iSoftStone Holdings Limited

International Software Plaza, Building 9 Zhongguancun Software Park

8 West Dongbeiwang Road, Haidian District, Beijing 100193, China, telephone +86 (0) 10 5874 9000

Net revenues from technology clients decreased $0.6 million or 2.3% to $25.7 million in the fourth quarter 2012 from $26.3 million in the fourth quarter 2011. Net revenues from communications clients increased $5.8 million or 18.3% to $37.2 million in the fourth quarter 2012 from $31.4 million in the fourth quarter 2011. Net revenues from BFSI clients increased $4.3 million or 24.1% to $22.2 million in the fourth quarter 2012 from $17.9 million in the fourth quarter 2011 attributable largely to business intelligence projects and IT services projects for three domestic banks. Net revenues from energy, transportation, and public sector clients increased $6.8 million or 115.4% to $12.6 million in the fourth quarter 2012 from $5.9 million in the fourth quarter 2011 primarily due to wins of three new public sector consulting and solution projects. Net revenues from all other industries increased $2.1 million to $6.5 million in the fourth quarter 2012 from $4.3 million in the fourth quarter 2011, mainly resulting from a new project win from a global human resources solution company and another new project win from a global BPO company.

Net revenues by largest five clients

Net revenues from our largest five clients totaled $50.7 million or 48.6% of total net revenues in the fourth quarter 2012 compared with $37.1 million or 43.2% in the fourth quarter 2011.

Net revenues by pricing method

We provide our services on a time-and-expense basis, a fixed-price basis, or for certain BPO services, on the basis of volume of work processed for our clients. The following table shows our net revenues by pricing method.

US$ in thousands, except %	2011Q4%		2012Q4%
Time-and-expense basis	29,935	34.9%	39,433	37.8%
Fixed-price basis	55,039	64.1%	64,050	61.5%
Volume basis (BPO)	864	1.0%	736	0.7%

Total net revenues	85,838	100.0%	104,219	100.0%

Net revenues from time-and-expenses basis projects increased $9.5 million or 31.7% to $39.4 million in the fourth quarter 2012 from $29.9 million in the fourth quarter 2011. Net revenues from fixed-price basis projects increased $9.0 million or 16.4% to $64.1 million in the fourth quarter 2012 from $55.0 million in the fourth quarter 2011.

iSoftStone Holdings Limited

International Software Plaza, Building 9 Zhongguancun Software Park

8 West Dongbeiwang Road, Haidian District, Beijing 100193, China, telephone +86 (0) 10 5874 9000

Cost of revenues, gross profit, and gross profit margin

Cost of revenues increased $12.0 million or 21.7% to $67.3 million in the fourth quarter 2012 from $55.3 million in the fourth quarter 2011 primarily due to service delivery employees and facilities added and more travel to enable and match the growth of our business.

Gross profit increased $6.4 million or 21.0% to $36.9 million in the fourth quarter 2012 from $30.5 million in the fourth quarter 2011. Gross profit margin decreased to 35.4% in the fourth quarter 2012 from 35.5% in the fourth quarter 2011 primarily due to annual salary increases for delivery personnel effective since January 2012 and more higher-end delivery employees hired with the growth of business and office expansion, which were partly offset by more government subsidies recognized as a percentage of net revenues and favorable business mix and efficiency improvements in the fourth quarter 2012.

Operating expenses

Operating expenses increased by $2.6 million or 10.8% to $26.9 million in the fourth quarter 2012 from $24.2 million in the fourth quarter 2011 primarily due to higher salary and compensation expenses and rental expenses in connection with expansion in the number of employees and in facilities to support the business growth and annual salary increases for operations personnel effective January 2012 or April 2012.

Excluding share-based compensation and amortization of intangible assets from acquisitions, non-GAAP operating expenses (note 1) were $24.1 million or 23.2% of net revenues in the fourth quarter 2012 compared with $20.7 million or 24.1% of net revenues in the fourth quarter 2011. The decrease of operating expenses as a percentage of net revenues reflected our scale efficiencies realized.

Income from operations

Income from operations increased $9.0 million or 564.9% to $10.6 million in the fourth quarter 2012 from $1.6 million in the fourth quarter 2011 due to the factors explained above.

Non-GAAP income from operations (note 1) increased $3.7 million or 34.7% to $14.2 million in the fourth quarter 2012 from $10.5 million in the fourth quarter 2011.

Interest expense

Interest expense was $0.9 million in the fourth quarter 2012 compared with $18,000 in the fourth quarter 2011. Interest expense in the fourth quarter 2012 and 2011 were incurred on short-term bank borrowings and the increase was due to more short-term bank loans borrowed to fund our working capital needs.

iSoftStone Holdings Limited

International Software Plaza, Building 9 Zhongguancun Software Park

8 West Dongbeiwang Road, Haidian District, Beijing 100193, China, telephone +86 (0) 10 5874 9000

Income taxes

Income tax expense was $1.9 million in the fourth quarter 2012 compared with a benefit of $0.7 million in the fourth quarter 2011 due to the expirations of tax exemptions and tax holidays in certain operating entities in China by the end of 2011.

Net income

Net income increased $5.4 million or 235.1% to $7.7 million in the fourth quarter 2012 from $2.3 million in the fourth quarter 2011 due to the factors explained above.

Non-GAAP net income (note 1) was $11.2 million both in the fourth quarter 2012 and in the fourth quarter 2011.

Earnings per ADS

Basic earnings per ADS were $0.14 in the fourth quarter 2012 and $0.04 in the fourth quarter 2011.

Diluted earnings per ADS were $0.13 in the fourth quarter 2012 and $0.04 in the fourth quarter 2011.

Non-GAAP diluted earnings per ADS (note 1) were $0.19 both in the fourth quarter 2012 and in the fourth quarter 2011.

Cash and Cash Flow

As of December 31, 2012, we had a cash balance of $116.6 million. Our net cash provided by operating activities in the fourth quarter 2012 was $43.5 million. Our net cash used in investing activities in the fourth quarter 2012 was $12.9 million, including capital expenditures of $4.7 million. Within the capital expenditures, $2.4 million related to the leasehold improvement of the newly leased office facility in Beijing in the fourth quarter 2012. In the fourth quarter 2012, we borrowed $29.2 million of short-term bank loans to fund our growth and repaid $13.6 million of matured short-term bank loans.

Results of operations for 2012

Net revenues

Net revenues increased $97.7 million or 34.5% to $381.1 million in 2012 from $283.4 million in 2011 due to strong customer demand for IT services in both Greater China and the United States.

iSoftStone Holdings Limited

International Software Plaza, Building 9 Zhongguancun Software Park

8 West Dongbeiwang Road, Haidian District, Beijing 100193, China, telephone +86 (0) 10 5874 9000

Net revenues by service line

The following table shows our net revenues by service line.

US$ in thousands, except %	2011	%	2012	%
IT services
ADM	97,445	34.5%	127,056	33.3%
R&D	85,661	30.2%	102,697	26.9%
Infrastructure and software	12,036	4.2%	11,000	2.9%

IT services, total	195,142	68.9%	240,753	63.1%
Consulting & Solutions	76,039	26.8%	127,227	33.4%
BPO services	12,236	4.3%	13,164	3.5%

Total net revenues	283,417	100.0%	381,144	100.0%

Net revenues from IT services increased $45.6 million or 23.4% to $240.8 million in 2012 from $195.1 million in 2011. Net revenues from Consulting & Solutions increased $51.2 million or 67.3% to $127.2 million in 2012 from $76.0 million in 2011. Net revenues from BPO services increased 7.6% to $13.2 million in 2012 from $12.2 million in 2011. The growth of net revenues was primarily due to deepening and broadening our engagements with existing clients and new wins of public sector projects in various tier-2 and tier-3 cities in China.

Net revenues by geographic markets

The following table shows our net revenues by geographic markets.

US$ in thousands, except %	2011	%	2012	%
Greater China	165,525	58.4%	243,969	64.0%
Global:
United States	71,371	25.2%	86,367	22.7%
Europe	21,370	7.5%	25,048	6.6%
Japan	24,328	8.6%	23,315	6.1%
Others	823	0.3%	2,445	0.6%

Global total	117,892	41.6%	137,175	36.0%

Total net revenues	283,417	100.0%	381,144	100.0%

In 2012, net revenues in Greater China continued to grow more than the net revenues in the Global market, especially with Japan and United States experiencing weaker macro-economic conditions than in Greater China. Our net revenues from Greater China clients increased $78.4 million or 47.4% to $244.0 million in 2012 from $165.5 million in 2011. Net revenues from U.S. clients increased $15.0 million or 21.0% to $86.4 million in 2012 from $71.4 million in 2011. Net revenues from European clients increased $3.7 million or 17.2% to $25.0 million in 2012 from $21.4 million in 2011. Net revenues from Japanese clients decreased $1.0 million or 4.2% to $23.3 million in 2012 from $24.3 million in 2011.

iSoftStone Holdings Limited

International Software Plaza, Building 9 Zhongguancun Software Park

8 West Dongbeiwang Road, Haidian District, Beijing 100193, China, telephone +86 (0) 10 5874 9000

Net revenues by client industry

The following table shows our net revenues by client industry.

US$ in thousands, except %	2011	%	2012	%
Technology	85,578	30.2%	104,235	27.4%
Communication	108,648	38.3%	138,885	36.4%
BFSI	57,923	20.4%	79,667	20.9%
Energy, transportation and public	14,812	5.2%	35,955	9.4%
Others	16,456	5.9%	22,402	5.9%

Total net revenues	283,417	100.0%	381,144	100.0%

Net revenues from technology clients increased $18.7 million or 21.8% to $104.2 million in 2012 from $85.6 million in 2011. Net revenues from communications clients increased $30.2 million or 27.8% to $138.9 million in 2012 from $108.6 million in 2011. Net revenues from BFSI clients increased $21.7 million or 37.5% to $79.7 million in 2012 from $57.9 million in 2011. Net revenues from energy, transportation, and public sector clients increased $21.1 million or 142.7% to $36.0 million in 2012 from $14.8 million in 2011, which was largely due to recent public sector consulting and solution projects wins in various tier-2 and tier-3 cities in China. Net revenues from all other industries increased $5.9 million to $22.4 million in 2012 from $16.5 million in 2011 resulting from new project wins with a global retail client and a global human resources solutions client.

Net revenues by largest five clients

Net revenues from our largest five clients totaled $180.0 million or 47.2% of total net revenues in 2012 compared with $122.4 million or 43.2% in 2011.

Net revenues by pricing method

The following table shows our net revenues by pricing method.

US$ in thousands, except %	2011	%	2012	%
Time-and-expense basis	107,261	37.9%	142,474	37.4%
Fixed-price basis	172,695	60.9%	235,877	61.9%
Volume basis (BPO)	3,461	1.2%	2,793	0.7%

Total net revenues	283,417	100.0%	381,144	100.0%

Net revenues from time-and-expenses basis projects increased $35.2 million or 32.8% to $142.5 million in 2012 from $107.3 million in 2011. Net revenues from fixed-price basis projects increased $63.2 million or 36.6% to $235.9 million in 2012 from $172.7 million in 2011.

Cost of revenues, gross profit, and gross profit margin

Cost of revenues increased $70.4 million or 38.9% to $251.5 million in 2012 from $181.1 million in 2011 primarily due to service delivery employees and facilities added and more travel to enable and match the growth of our business.

iSoftStone Holdings Limited

International Software Plaza, Building 9 Zhongguancun Software Park

8 West Dongbeiwang Road, Haidian District, Beijing 100193, China, telephone +86 (0) 10 5874 9000

Gross profit increased $27.3 million or 26.7% to $129.6 million in 2012 from $102.3 million in 2011. Gross profit margin decreased to 34.0% in 2012 from 36.1% in 2011 primarily due to (a) annual salary increases for delivery personnel effective January 2012, (b) more higher-end delivery employees hired starting from the fourth quarter 2011, and (c) expanded office facilities in several delivery centers, which were partly offset by more government subsidies recognized as a percentage of net revenues and favorable business mix and efficiency improvements.

Operating expenses

Operating expenses increased $18.9 million or 23.1% to $101.1 million in 2012 from $82.1 million in 2011 primarily due to higher salary and compensation expenses and depreciation and office expenses in connection with expansion in the number of employees and in facilities to support the business growth, plus annual salary increases for operations personnel effectively January 2012 or April 2012.

Excluding share-based compensation and amortization of intangible assets from acquisitions, the non-GAAP operating expenses (note 1) were $88.4 million or 23.2% of net revenues in 2012 compared with $70.9 million or 25.0% of net revenues in 2011. The decrease of operating expenses as a percentage of net revenues reflected our scale efficiencies realized.

Income from operations

Income from operations was $28.3 million in 2012 compared with $17.4 million in 2011 due to the factors explained above.

Non-GAAP income from operations (note 1) increased $8.5 million or 24.3% to $43.3 million in 2012 from $34.9 million in 2011.

Interest expense

Interest expense was $2.0 million in 2012 and $1.4 million in 2011. Interest expense in 2012 was incurred on short-term bank borrowings. Interest expense in 2011 included imputed interest of $0.7 million accrued on our convertible notes and $0.7 million of interest on short-term bank borrowings. The increase of interest expense was due to more short-term bank loans borrowed to fund our working capital needs.

Income taxes

Income tax expense increased to $4.4 million in 2012 from $0.3 million in 2011 resulting from the expiration of the tax exemptions and tax holidays in certain operating entities in China by the end of 2011. The actual effective tax rate was 16.1% for 2012 and 1.6% for 2011.

iSoftStone Holdings Limited

International Software Plaza, Building 9 Zhongguancun Software Park

8 West Dongbeiwang Road, Haidian District, Beijing 100193, China, telephone +86 (0) 10 5874 9000

Net income

Net income increased $3.1 million or 16.2% to $22.1 million in 2012 from $19.0 million in 2011 due to the factors explained above.

Non-GAAP net income (note 1) increased $2.8 million or 8.2% to $37.1 million in 2012 from $34.3 million in 2011.

Earnings per ADS

Basic earnings per ADS were $0.39 in 2012 and $0.34 in 2011.

Diluted earnings per ADS were $0.38 in 2012 and $0.32 in 2011.

Non-GAAP diluted earnings per ADS (note 1) were $0.64 in 2012 and $0.57 in 2011.

Cash and Cash Flow

As of December 31, 2012, we had a cash balance of $116.6 million. Our net cash provided by operating activities in 2012 was $9.9 million. Our net cash used in investing activities in 2012 was $29.0 million, including capital expenditures of $20.6 million. Within the capital expenditures, $6.3 million related to the leasehold improvement of a new office in Beijing in 2012. In 2012, we borrowed $53.5 million of short-term bank loans to fund our growth and repaid $15.2 million of matured short-term bank loans.

Days sales outstanding or DSO was 157 days for 2012 and 150 days for 2011. DSO is calculated by dividing average accounts receivable, net of deferred revenues, by the period’s gross revenues, and multiplying by the number of days in the period. The longer DSO in 2012 was mainly due to faster revenue growth from domestic China clients, especially the clients in BFSI and public sectors, who tend to have longer payment processes.

Outlook for the first quarter of 2013 and year 2013

For the first quarter 2013, iSoftStone expects to achieve the following targets:

•	Net revenues for the first quarter 2013 to be at least $93.8 million.

•	Net income for the first quarter 2013 to be at least $2.4 million.

•	Non-GAAP net income for the first quarter 2013 to be at least $5.4 million.

•

Non-GAAP diluted earnings per ADS for the first quarter 2013 to be at least $0.09, assuming 58.5 million average ADSs will be outstanding in the first quarter 2013. One ADS represents 10 ordinary shares.

For the year 2013, iSoftStone expects to achieve the following targets:

•	Net revenues in 2013 to be at least $465 million.

iSoftStone Holdings Limited

International Software Plaza, Building 9 Zhongguancun Software Park

8 West Dongbeiwang Road, Haidian District, Beijing 100193, China, telephone +86 (0) 10 5874 9000

•	Net income in 2013 to be at least $28 million.

•	Non-GAAP net income in 2013 to be at least $41 million.

•	Non-GAAP diluted earnings per ADS in 2013 to be at least $0.68, assuming 60 million average ADSs will be outstanding in 2013. One ADS represents 10 ordinary shares.

The above quarterly and annual outlook for net income reflects an estimated effective income tax rate of 15%.

Non-GAAP measures

To supplement our financial results presented in accordance with U.S. generally accepted accounting principles (“GAAP”), we use various non-GAAP financial measures, which are adjusted from results based on U.S. GAAP to exclude share-based compensation, amortization of intangible assets from acquisitions, interest expense of convertible notes, changes in fair value of convertible notes derivatives, and changes in fair value of contingent consideration in business combinations. Reconciliations of our non-GAAP financial measures to our U.S. GAAP financial measures are shown in tables at the end of this earnings release, which provide more details about the non-GAAP financial measures.

Our non-GAAP financial information is provided as additional information to help investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of the historical and current financial performance of our continuing operations and our prospects for the future. Our non-GAAP financial information should be considered in addition to results prepared in accordance with U.S. GAAP, but should not be considered a substitute for or superior to U.S. GAAP results. In addition, our calculation of this non-GAAP financial information may be different from the calculation used by other companies, and therefore comparability may be limited.

Note 1

Our non-GAAP information (including non-GAAP operating expenses, income from operations, net income and diluted earnings per ADS) excludes share-based compensation, interest expense of convertible notes, change in fair value of convertible notes derivatives, changes in fair value of contingent consideration in connection with business combination, and amortization of intangible assets from acquisitions. For a reconciliation of our non-GAAP measures to our U.S. GAAP measures, please see the reconciliation tables at the end of this earnings release.

Conference Call on March 8, 2013

iSoftStone will host an earnings conference call and live webcast covering its fourth quarter and year 2012 financial results at 8:00 a.m. Eastern Standard Time (New York) on March 8, 2013, which is also 9:00 p.m. in Beijing and Hong Kong on March 8.

iSoftStone Holdings Limited

International Software Plaza, Building 9 Zhongguancun Software Park

8 West Dongbeiwang Road, Haidian District, Beijing 100193, China, telephone +86 (0) 10 5874 9000

The dial-in details for the live conference call are:

U.S. toll-free	1 866 519 4004

U.K. toll-free	080 8234 6646

Norway toll-free	8001 0719

The Netherlands toll-free	0800 022 1931

China toll-free mobile	400 620 8038

China toll-free land line	800 819 0121

Hong Kong local	852 2475 0994

Hong Kong toll-free	800 930 346

U.S. toll	1 718 354 1231

International toll	+65 6723 9381

Conference ID	9769 5192

Participant password	ISS

A live webcast and archived webcast of the conference call will be available on the Investors section of iSoftStone’s website at www.isoftstone.com. To join the webcast, please go to iSoftStone’s website at least 15 minutes before the start of the call to register and download and install any necessary audio software.

A telephone replay of the call will be available about two hours after the conclusion of the conference call through 11:59 p.m. Eastern Standard Time on March 15, 2013. The dial-in details for the telephone replay are:

U.S. toll-free	1 855 452 5696

United Kingdom toll-free	0 808 234 0072

China toll-free mobile	400 120 0932

China toll-free land line	800 870 0205

Hong Kong toll-free	800 963 117

Singapore toll-free	800 616 2305

Japan toll-free	012 095 9034

International toll	+61 2 8199 0299

U.S. New York toll	1 646 254 3697

Conference ID	9769 5192

iSoftStone Holdings Limited

International Software Plaza, Building 9 Zhongguancun Software Park

8 West Dongbeiwang Road, Haidian District, Beijing 100193, China, telephone +86 (0) 10 5874 9000

Safe harbor statement

This news release contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements include our preliminary unaudited results for the fourth quarter 2012 and the year 2012, our financial outlook for the first quarter and year 2013 and the continued success of our strategy (including the success of our focus on optimizing business mix, expanding key verticals, improving operational efficiencies and boosting capabilities in emerging technologies and domain expertise, and improving profit margin and operating cash flow), and our ability to make continued long-term investments, particularly in light of a challenging global economic environment and slowdown of the China and global economy.

Our forward-looking statements are not historical facts but instead represent only our belief regarding expected results and events, many of which, by their nature, are inherently uncertain and outside of our control. Our actual results and other circumstances may differ, possibly materially, from the anticipated results and events indicated in these forward-looking statements. Announced results for the fourth quarter and year 2012 are preliminary, unaudited, and subject to audit adjustment. In addition, we may not meet our financial outlook for the first quarter and year 2013, continue to execute our strategy, including expanding our business drivers, focusing on cash flow and margin improvement, and investing in technical competencies and domain expertise to support future growth, or otherwise grow our business in the manner planned, successfully complete planned acquisitions, strategic investments or joint ventures or recognize the anticipated benefits of our acquisitions, strategic investments or joint venture, on a timely basis or at all. Our clients may vary their purchasing patterns in response to the economic environment in Greater China and globally. In addition, other risks and uncertainties that could cause our actual results to differ from what we currently anticipate include: our ability to effectively manage our rapid growth; intense competition from China-based and international IT services companies; our ability to attract and retain sufficiently trained professionals to support our operations; and our ability to anticipate and develop new services and enhance existing services to keep pace with rapid changes in technology and in our selected industries. For additional information on these and other important factors that could adversely affect our business, financial condition, results of operations, and prospects, please see “Risk Factors” that begins on page 7 of our 2011 Annual Report on Form 20-F that we filed with the U.S. Securities and Exchange Commission on April 27, 2012, which can be found on our website at www.isoftstone.com and at www.sec.gov.

All projections (including our first quarter 2013 and year 2013 financial outlook) in this release are based on limited information currently available to us, which is subject to change. Although these projections and the factors influencing them will likely change, we undertake no obligation to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law. Such information speaks only as of the date of this release.

iSoftStone Holdings Limited

International Software Plaza, Building 9 Zhongguancun Software Park

8 West Dongbeiwang Road, Haidian District, Beijing 100193, China, telephone +86 (0) 10 5874 9000

About iSoftStone Holdings Limited

Founded in 2001, iSoftStone is a leading China-based IT services provider serving both greater China and global clients. iSoftStone provides an integrated suite of IT services and solutions, including consulting & solutions, IT services, and business process outsourcing services. The company focuses on industry verticals that include technology, communications, banking, financial services, insurance, energy, transportation, and public sectors.

iSoftStone’s American depositary shares began trading on the New York Stock Exchange on December 14, 2010.

For more information, please visit www.isoftstone.com.

iSoftStone Holdings Limited

Mr. Jonathan Zhang

Chief Financial Officer

ir@isoftstone.com

Christensen

Mr. Tom Myers

tmyers@christensenir.com

Beijing +86 139 1141 3520

Mr. Victor Kuo

vkuo@christensenir.com

Beijing +86 10 5826 4939

www.isoftstone.com

Source: iSoftStone Holdings Limited

iSoftStone Holdings Limited

International Software Plaza, Building 9 Zhongguancun Software Park

8 West Dongbeiwang Road, Haidian District, Beijing 100193, China, telephone +86 (0) 10 5874 9000

iSoftStone Holdings Limited

Unaudited Condensed Consolidated Statement of Operations

(US dollars in thousands, except per share data)

	Three months ended December 31		Year ended December 31
	2011	2012	2011	2012
Revenues	87,516	104,681	288,384	385,666
Business tax	(1,678)	(462)	(4,967)	(4,522)

Net revenues	85,838	104,219	283,417	381,144
Cost of revenues	(55,323)	(67,303)	(181,121)	(251,540)

Gross profit	30,515	36,916	102,296	129,604
Operating expenses:
General and administrative expenses	(14,793)	(16,670)	(50,768)	(63,279)
Selling and marketing expenses	(8,466)	(8,902)	(27,685)	(32,855)
Research and development expenses	(985)	(1,301)	(3,684)	(4,951)

Total operating expenses	(24,244)	(26,873)	(82,137)	(101,085)
Change in fair value of contingent consideration in connection with business combination	(4,826)	(477)	(4,969)	(1,119)
Other (expenses) income	(147)	424	324	(230)
Government subsidies	299	629	1,840	1,110

Income from operations	1,597	10,619	17,354	28,280
Interest income	202	118	1,118	775
Interest expense	(18)	(865)	(1,424)	(1,966)
Change in fair value of convertible notes derivatives	—	—	2,832	—

Income before provision for income taxes and loss in equity method investments, net of income taxes	1,781	9,872	19,880	27,089
Income tax benefit (expense)	727	(1,926)	(319)	(4,370)

Income after income tax before loss in equity method investments, net of income taxes	2,508	7,946	19,561	22,719
Loss in equity method investments, net of income tax	(223)	(289)	(565)	(637)

Net income	2,285	7,657	18,996	22,082

Less: Net (loss) income attributable to noncontrolling interest	(19)	(41)	151	(27)

Net income attributable to iSoftstone Holdings Limited	2,304	7,698	18,845	22,109

Earnings per share (in US$)
Basic	0.00	0.01	0.03	0.04
Diluted	0.00	0.01	0.03	0.04
Earnings per ADS (in US$)
Basic	0.04	0.14	0.34	0.39
Diluted	0.04	0.13	0.32	0.38
Weighted average shares (in thousands)
Basic	555,647	567,693	547,144	564,070
Diluted	586,067	576,572	592,082	582,402

iSoftStone Holdings Limited

International Software Plaza, Building 9 Zhongguancun Software Park

8 West Dongbeiwang Road, Haidian District, Beijing 100193, China, telephone +86 (0) 10 5874 9000

iSoftStone Holdings Limited

Unaudited Condensed Consolidated Statement of Comprehensive Income

(US dollars in thousands, except per share data)

	Three months ended December 31		Year ended December 31
	2011	2012	2011	2012
Net income	2,285	7,657	18,996	22,082
Other comprehensive income, net of tax of nil
Change in cumulative foreign currency translation adjustment	3,139	1,483	8,865	2,088

Comprehensive income	5,424	9,140	27,861	24,170
Less: comprehensive income (loss) attributed to the noncontrolling interest	3	(23)	211	33

Comprehensive income attributed to iSoftstone Holdings Limited	5,421	9,163	27,650	24,137

iSoftStone Holdings Limited

International Software Plaza, Building 9 Zhongguancun Software Park

8 West Dongbeiwang Road, Haidian District, Beijing 100193, China, telephone +86 (0) 10 5874 9000

iSoftStone Holdings Limited

Unaudited Condensed Consolidated Balance Sheets

(US dollars in thousands)

	December 31, 2011	December 31, 2012
Cash	101,196	116,597
Restricted cash	1,581	8,743
Accounts receivable, net of allowance	152,663	202,202
Other current assets	23,052	19,772

Total current assets	278,492	347,314
Property and equipment	55,791	67,768
Land use rights	3,242	3,202
Intangible assets	4,688	5,945
Goodwill	24,597	26,983
Other non-current assets	11,246	15,298

Total assets	378,056	466,510

Accounts payable	15,924	21,895
Deferred revenues	8,387	9,693
Short-term borrowings	15,094	54,012
Other current liabilities	40,454	43,878

Total current liabilities	79,859	129,478
Other non-current liabilities	3,438	4,048

Total liabilities	83,297	133,526
iSoftStone Holdings Limited Shareholders’ equity (note a)	293,160	330,073
Noncontrolling interest	1,599	2,911

Total liabilities and equity	378,056	466,510

Note a:

As of December 31, 2012, the number of ordinary shares issued and outstanding was 569,206,989.

iSoftStone Holdings Limited

International Software Plaza, Building 9 Zhongguancun Software Park

8 West Dongbeiwang Road, Haidian District, Beijing 100193, China, telephone +86 (0) 10 5874 9000

iSoftStone Holdings Limited

Unaudited Condensed Consolidated Statements of Cash Flows

(US dollars in thousands)

	Three months ended December 31		Year ended December 31
	2011	2012	2011	2012
Cash flows from operating activities
Net income	2,285	7,657	18,996	22,082
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Share-based compensation	3,002	2,268	9,331	11,120
Depreciation of property and equipment	2,166	2,364	7,012	9,168
Amortization of intangible assets	1,434	1,013	3,432	3,448
Amortization of land use rights	30	18	30	72
Provision (reversal) of allowance for doubtful accounts	849	(22)	2,438	209
Loss on equity method investments	226	289	565	637
Loss on disposal of property and equipment	57	50	313	208
Changes in fair value for contingent consideration in connection with business combinations	4,826	476	4,969	1,118
Changes in fair value of convertible notes derivatives	—	—	(2,832)	—
Imputed interest expense in connection with convertible notes	—	—	654	—
Changes in operating assets and liabilities:
Accounts receivable	(11,959)	13,223	(46,447)	(47,135)
Other assets	(149)	4,802	(10,694)	(372)
Accounts payable	4,371	3,925	1,607	1,458
Other liabilities	3,232	7,433	10,163	7,924

Net cash provided by (used in) operating activities	10,370	43,496	(463)	9,937
Cash flows from investing activities
Purchase of property and equipment	(1,769)	(4,690)	(44,312)	(20,560)
Purchase of intangible assets	—	—	(107)	—
Payment of cost of long term investments	—	(103)	(12,036)	(1,532)
Proceeds from sales of long-term investments	270	—	270	2,413
Consideration paid for business acquisitions	(1,884)	—	(5,022)	(2,155)
Consideration paid for acquiring of noncontrolling interest	—	—	—	(9)
Restricted cash	(52)	(8,086)	1,374	(7,161)

Net cash used in investing activities	(3,435)	(12,879)	(59,833)	(29,004)
Cash flows from financing activities
Proceeds from sale of ordinary shares	—	—	211	—
Payment of IPO Expense	—	—	(1,485)	—
Proceeds from exercise of options	780	7	4,031	1,874
Capital contribution from noncontrolling interest shareholder	—	—	350	436
Proceeds from short-term borrowings	14,941	29,229	14,941	53,486
Payments of short-term borrowings	—	(13,614)	(37,627)	(15,199)
Deferred and contingent consideration paid for business acquisitions	187	(1,697)	(2,184)	(5,677)

Net cash provided by (used in) financing activities	15,908	13,925	(21,763)	34,920
Effect of exchange rate changes	486	(404)	2,175	(452)

Net increase (decrease) in cash and cash equivalents	23,329	44,138	(79,884)	15,401
Cash at beginning of period	77,867	72,459	181,080	101,196

Cash at end of period	101,196	116,597	101,196	116,597

iSoftStone Holdings Limited

International Software Plaza, Building 9 Zhongguancun Software Park

8 West Dongbeiwang Road, Haidian District, Beijing 100193, China, telephone +86 (0) 10 5874 9000

iSoftStone Holdings Limited

Reconciliation of Non-GAAP financial measures to comparable GAAP measures

(US dollars in thousands, except per share data)

1.	Reconciliation of Non-GAAP financial operating expenses, income from operations and net income to comparable GAAP measures

	Three months ended December 31, 2011				Three months ended December 31, 2012
	GAAP	Adjustments		Non-GAAP	GAAP	Adjustments		Non-GAAP
Operating expenses	(24,244)	3,529 (a	)	(20,715)	(26,873)	2,727 (c	)	(24,146)
Income from operations	1,597	8,914 (a	)(b)	10,511	10,619	3,542 (c	)(d)	14,161
Net income	2,285	8,914 (a	)(b)	11,199	7,657	3,542 (c	)(d)	11,199

	Year ended December 31, 2011				Year ended December 31, 2012
	GAAP	Adjustments		Non-GAAP	GAAP	Adjustments		Non-GAAP
Operating expenses	(82,137)	11,241 (e	)	(70,896)	(101,085)	12,735 (h	)	(88,350)
Income from operations	17,354	17,502 (e	)(f)	34,856	28,280	15,035 (h	)(i)	43,315
Net income	18,996	15,324 (e	)(f)(g)	34,320	22,082	15,035 (h	)(i)	37,117

Notes:

(a)	Adjustments to exclude share-based compensation of $2,902 and amortization of intangible assets from acquisitions of $627 from the unaudited condensed consolidated statements.
(b)	Adjustments to exclude share-based compensation of $100, amortization of intangible assets from acquisitions of $459 and change in fair value of contingent consideration connection with business combinations of $4,826 from the unaudited condensed consolidated statements.
(c)	Adjustments to exclude share-based compensation of $2,143 and amortization of intangible assets from acquisitions of $584 from the unaudited condensed consolidated statements.
(d)	Adjustments to exclude share-based compensation of $123, amortization of intangible assets arising from acquisitions of $215 and change in fair value of contingent consideration in connection with business combinations of $477 from the unaudited condensed consolidated statements.
(e)	Adjustments to exclude share-based compensation of $9,024 and amortization of intangible assets from acquisitions of $2,217 from the unaudited condensed consolidated statements.
(f)	Adjustments to exclude share-based compensation of $307, amortization of intangible assets arising from acquisitions of $985 and change in fair value of contingent consideration in connection with business combinations of $4,969 from the unaudited condensed consolidated statements.

iSoftStone Holdings Limited

International Software Plaza, Building 9 Zhongguancun Software Park

8 West Dongbeiwang Road, Haidian District, Beijing 100193, China, telephone +86 (0) 10 5874 9000

(g)	Adjustments to exclude interest expenses of convertible notes of $654 and change in fair value of convertible notes derivatives of $(2,832) from the unaudited condensed consolidated statements.
(h)	Adjustments to exclude share-based compensation of $10,609 and amortization of intangible assets from acquisitions of $2,126 from the unaudited condensed consolidated statements.
(i)	Adjustments to exclude share-based compensation of $508, amortization of intangible assets arising from acquisitions of $673 and change in fair value of contingent consideration in connection with business combinations of $1,119 from the unaudited condensed consolidated statements.

2.	Reconciliation of diluted EPS to Non-GAAP diluted EPS

	Three months ended December 31, 2011			Three months ended December 31, 2012
	GAAP		Non-GAAP	GAAP		Non-GAAP
	measures	Adjustments	measures	measures	Adjustments	measures
Weighted average ordinary shares outstanding used in computing diluted EPS (in thousands)	586,067	—	586,067	576,572	—	576,572(a	)
Diluted earnings per share (in US$)	0.00		0.02	0.01		0.02
Diluted earnings per ADS (in US$)	0.04		0.19	0.13		0.19

Note:

(a)	In the earning release for the third quarter 2012, we estimated 58 million average ADSs or 580 million shares will be outstanding in the fourth quarter 2012. The difference with the actual number of 576.6 million shares was primarily due to the delay of new option grants and the less impact of existing stock option resulting from a lower stock price than our original estimates.

	Year ended December 31, 2011				Year ended December 31, 2012
	GAAP			Non-GAAP	GAAP		Non-GAAP
	measures	Adjustments		measures	measures	Adjustments	measures
Weighted average ordinary shares outstanding used in computing diluted EPS (in thousands)	592,082	3,458	(a)	595,540	582,402	—	582,402
Diluted earnings per share (in US$)	0.03			0.06	0.04		0.06
Diluted earnings per ADS (in US$)	0.32			0.57	0.38		0.64

Note:

(a)	The adjustments represent addition of impact of convertible notes assumed to have been converted into ordinary shares at the beginning of the period (or at time of issuance, if later).